Sproul Ventures

Profit and Loss

January - December 2023

	TOTAL
Income	
Discounts	-50,215.86
Refunds to customers	-217.03
Sales	
Round-Up and Give	560.26
Total Sales	**560.26**
Sales - Delivery Fee	24,055.00
Sales - Food	-4,000.49
Sales - Desserts	2,222.46
Sales - Pizza	1,633,407.44
Sales - Sides	175,076.73
Total Sales - Food	**1,806,706.14**
Sales - Misc.	-0.76
Sales - NA Bev	13,488.86
Sales - Other	35,425.21
Sales Tax	182.50
Total Sales - Other	**35,607.71**
Total Income	**$1,829,984.32**
Cost of Goods Sold	
Cash Over/Short	-357.55
COGS - Food	501,548.45
COGS - Miscellaneous	4,118.52
COGS - NA Bev	7,416.24
COGS - Paper	72,948.06
Ending Inventory	-8,011.42
Inventory Begining	4,706.09
Total Cost of Goods Sold	**$582,368.39**
GROSS PROFIT	**$1,247,615.93**
Expenses	
Gifts	351.91
Moving Expense	1,912.50
Non-Operating Expenses	
Bank fees & service charges	445.66
Continuing education	5,000.15
Contributions to charities	3,935.23
Insurance	
Liability insurance	6,777.50
Total Insurance	**6,777.50**
Interest expense	4,133.75
Interest paid	9,497.76
Total Interest expense	**13,631.51**

	TOTAL
Interior Decor	5,694.79
Legal & accounting services	
Accounting fees	23,149.02
Legal fees	350.00
Total Legal & accounting services	**23,499.02**
Meals	701.93
Meals with clients	1,319.76
Other Meals	11,865.65
Team Meals	614.60
Travel meals	4,718.34
Total Meals	**19,220.28**
Memberships & subscriptions	365.21
Office expenses	
Office supplies	132.60
Printing & photocopying	3,632.67
Shipping & postage	77.20
Total Office expenses	**3,842.47**
Rent	44,883.00
Vehicle Expenses	
Parking & tolls	209.25
Vehicle gas & fuel	301.44
Total Vehicle Expenses	**510.69**
Total Non-Operating Expenses	**127,805.51**
Operating Expenses	
Advertising	245.00
Entertainment with clients	1,204.80
Listing fees	6,802.53
Misc. Sales and Marketing	500.00
Sales and Marketing Expenses	3,415.67
Social media	3,568.20
Sponsorship	900.00
Website ads	849.93
Total Advertising	**17,486.13**
Cleaning Expenses	
Cleaning Fee	28,857.48
Cleaning Supplies	1,745.77
Total Cleaning Expenses	**30,603.25**
Door Dash Delivery Fee	83,926.94
Equipment Rental	191.25
Linen	4,771.02
Merchant account fees	70,958.25

Sproul Ventures

Profit and Loss

January - December 2023

	TOTAL
Payroll expenses	
Contract Labor	5,206.60
Design	1,047.52
Photography	8,828.95
Total Contract Labor	**15,083.07**
Payroll Fees	3,357.59
Payroll Wages	465,925.87
Employee Bonus	1,110.00
Total Payroll Wages	**467,035.87**
Total Payroll expenses	**485,476.53**
Repair and Maintenance	29,134.53
Software	
Other Software	3,741.00
Software & apps	1,834.55
Software - POS	10,171.73
Software - Sale Tax Processing	637.32
Total Software	**16,384.60**
Supplies & materials	9,402.25
Operating Equipment	3,007.85
Operating Supplies	27,845.46
Total Supplies & materials	**40,255.56**
Taxes paid	
Excise Tax	558.73
Licenses and Permits	405.00
Payroll Taxes	60,627.89
Total Taxes paid	**61,591.62**
Travel	
Airfare	16,537.91
Employee Travel Expense	1,079.23
Hotels	12,758.82
Taxis or shared rides	5,683.86
Vehicle rental	1,106.00
Total Travel	**37,165.82**
Uniforms	4,730.94
Utilities	
Electricity	26,577.99
Internet & TV services	2,109.01
Phone service	53.85
Water & sewer	1,172.93
Total Utilities	**29,913.78**

	TOTAL
Website	1,836.52
Total Operating Expenses	**914,426.74**
Uncategorized Expense	0.00
Total Expenses	**$1,044,496.66**
NET OPERATING INCOME	**$203,119.27**
Other Income	
Other income	471.39
Credit card rewards	1,810.10
Total Other income	**2,281.49**
Sale of Equipment	
Basis of Equipment sold	-7,710.00
Proceeds on Sale of Equipment	15,000.00
Total Sale of Equipment	**7,290.00**
Total Other Income	**$9,571.49**
Other Expenses	
Amortization	2,000.00
Depreciation	75,548.00
Reconciliation Discrepancies	0.00
Total Other Expenses	**$77,548.00**
NET OTHER INCOME	**$ -67,976.51**
NET INCOME	**$135,142.76**

Sproul Ventures

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Checking -3001 - 1	35,913.79
Cash Clearing	18,756.99
Payroll clearing	791.12
Uncleared payroll checks	-19,049.14
Total Payroll clearing	**-18,258.02**
Total Bank Accounts	**$36,412.76**
Other Current Assets	
Credit Card Clearing	24,474.35
Inventory	
Inventory - Food	6,199.93
Inventory - NA Bev	500.81
Inventory - Paper	1,310.68
Total Inventory	**8,011.42**
Third Party Clearing	
UberEats	382.59
Total Third Party Clearing	**382.59**
Total Other Current Assets	**$32,868.36**
Total Current Assets	**$69,281.12**
Fixed Assets	
Intangible Assets	
Goodwill	30,000.00
Accum Amort - Goodwill	-3,500.00
Total Goodwill	**26,500.00**
Total Intangible Assets	**26,500.00**
Tangible Property	
Computer Hardware	3,620.76
Accum Depr - Computer Equipment	-2,706.00
Total Computer Hardware	**914.76**
Exterior Signage	1,763.75
Accum Depr - Signage	-256.00
Total Exterior Signage	**1,507.75**
Leasehold Improvements	62,127.02
Accum Depreciation - LI	-1,816.00
Total Leasehold Improvements	**60,311.02**

Sproul Ventures

Balance Sheet

As of December 31, 2023

	TOTAL
Restaurant Equipment	2,076.20
Accum Depreciation Equip	-90,662.00
Appliances and Equipment	113,863.25
Makelines	3,823.94
Pizza Ovens	58,612.00
Total Appliances and Equipment	**176,299.19**
Total Restaurant Equipment	**87,713.39**
Total Tangible Property	**150,446.92**
Total Fixed Assets	**$176,946.92**
TOTAL ASSETS	**$246,228.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	79,799.06
Total Accounts Payable	**$79,799.06**
Credit Cards	
AMEX Reserve	20,300.64
Unlimited Cash Back Rwds -9761	7,273.07
Total Credit Cards	**$27,573.71**
Other Current Liabilities	
Customer prepayments	
Gift Card Liability	7,419.54
Total Customer prepayments	**7,419.54**
Deferred Orders	-1,055.68
Sales Tax Payable	2,772.80
Short-term business loans	0.00
Intuit	9,222.23
Total Short-term business loans	**9,222.23**
Tips Payable	9,280.14
Total Other Current Liabilities	**$27,639.03**
Total Current Liabilities	**$135,011.80**
Long-Term Liabilities	
Long-term business loans	
NP Click Lease #1	3,961.48
NP Click Lease #2	4,242.73
Total Long-term business loans	**8,204.21**
Total Long-Term Liabilities	**$8,204.21**
Total Liabilities	**$143,216.01**

Sproul Ventures

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Bryce Anderson Equity	87,328.46
Distributions - Bryce	-12,884.09
Total Bryce Anderson Equity	**74,444.37**
Retained Earnings	0.00
Sean Ryan Equity	36,022.94
Distributions - Sean	-9,483.30
Total Sean Ryan Equity	**26,539.64**
Troy Sproul Equity	31,159.24
Distributions - Troy	-164,273.98
Total Troy Sproul Equity	**-133,114.74**
Net Income	135,142.76
Total Equity	**$103,012.03**
TOTAL LIABILITIES AND EQUITY	**$246,228.04**

Sproul Ventures

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	135,142.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Credit Card Clearing	-24,474.35
House Accounts	0.00
Inventory:Inventory - Food	-2,188.38
Inventory:Inventory - NA Bev	-301.48
Inventory:Inventory - Paper	-815.47
Loan - Cyarcus	0.00
Loan - Esdras	0.00
Third Party Clearing:DoorDash	3,976.14
Third Party Clearing:Ez Cater	0.00
Third Party Clearing:Slice	208.86
Third Party Clearing:UberEats	-382.21
Intangible Assets:Goodwill:Accum Amort - Goodwill	2,000.00
Tangible Property:Computer Hardware:Accum Depr - Computer Equipment	2,464.00
Tangible Property:Exterior Signage:Accum Depr - Signage	168.00
Tangible Property:Leasehold Improvements:Accum Depreciation - LI	1,523.00
Accounts Payable (A/P)	30,083.06
AMEX Reserve	20,300.64
Travel Rewards Visa Signature - 4475 - 3	73.53
Unlimited Cash Back Rwds -9761	7,273.07
Customer prepayments:Gift Card Liability	4,048.04
Deferred Orders	-1,055.68
Sales Tax Payable	1,753.60
Short-term business loans:Credit Key:NP Credit Key #1	-996.76
Short-term business loans:Credit Key:NP Credit Key #2	-16,399.55
Short-term business loans:Credit Key:NP Credit Key #3	0.00
Short-term business loans:Headway Capital	-13,724.28
Short-term business loans:Intuit	9,222.23
Short-term business loans:Weymouth Point	-15,000.00
Tips Payable	8,951.68
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,707.69**
Net cash provided by operating activities	**$151,850.45**
INVESTING ACTIVITIES	
Tangible Property:Computer Hardware	-2,411.91
Tangible Property:Leasehold Improvements	-17,860.38
Tangible Property:Restaurant Equipment	-2,076.20
Tangible Property:Restaurant Equipment:Accum Depreciation Equip	68,608.00
Tangible Property:Restaurant Equipment:Appliances and Equipment	-15,648.25
Tangible Property:Restaurant Equipment:Appliances and Equipment:Makelines	-3,823.94
Tangible Property:Restaurant Equipment:Appliances and Equipment:Pizza Ovens	-2,505.00
Net cash provided by investing activities	**$24,282.32**
FINANCING ACTIVITIES	

Sproul Ventures

Statement of Cash Flows

January - December 2023

	TOTAL
Long-term business loans:NP Click Lease #1	-3,961.44
Long-term business loans:NP Click Lease #2	-5,643.72
Bryce Anderson Equity	-171.54
Bryce Anderson Equity:Distributions - Bryce	-12,884.09
Retained Earnings	1,994.62
Sean Ryan Equity	-1,477.06
Sean Ryan Equity:Distributions - Sean	-8,145.86
Troy Sproul Equity	-39,621.76
Troy Sproul Equity:Distributions - Troy	-126,335.68
Net cash provided by financing activities	**$ -196,246.53**
NET CASH INCREASE FOR PERIOD	**$ -20,113.76**
Cash at beginning of period	56,526.52
CASH AT END OF PERIOD	**$36,412.76**